SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT is made effective as of the Effective Date.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent, Sole Bookrunner and Sole Lead Arranger

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE PARTIES TO THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and, prior to the execution hereof, the Lenders (other than the New Lenders) are parties to the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement and to provide for the New Lenders to become party to the Credit Agreement, as Lenders, in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**" means this second amending agreement;

(ii) "**Credit Agreement**" means the amended and restated credit agreement made as of April 30, 2010, initially among the Borrower, the Lenders

(other than the New Lenders) and the Agent, as amended by a first amending agreement dated as of December 17, 2010; and

(iii) "**Effective Date**" means April 29, 2011.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c) This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "**hereto**", "**herein**", "**hereunder**", "**herewith**" and similar expressions and the term "**Agreement**" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1 Extension of Credit Facility Termination Date

(a) Section 2.2(a) of the Credit Agreement is hereby amended by:

(i) replacing the words "extension periods of one, two or three" in the third line thereof with the words "extension periods of one, two, three or four"; and

(ii) replacing the word "three" in the eighth line thereof with the word "four".

(b) Pursuant to Section 2.2 of the Credit Agreement, the Credit Facility Termination Date is hereby extended to April 30, 2015.

2.2 Applicable Margin

The table in Section 3.2(g) of the Credit Agreement is deleted in its entirety and replaced with the following:

Level	**Consolidated Senior Debt to EBITDA Ratio**	**Canadian Prime Rate Loans/U.S. Base Rate Loans (in bp)**	**LIBOR Based Loans/Stamping Fee/Issuance Fee (in bp)**	**Financial Letters of Credit (in bp)**	**Standby Fee (in bp)**

1	≤ 1.0	100	175	175	43.75
2	> 1.0 ≤ 1.5	125	200	200	50
3	> 1.5 ≤ 2.0	150	225	225	56.5
4	> 2.0	200	275	275	68.75

2.3 Commitments

As of the Effective Date, the Individual Commitment Amounts of each of the Lenders shall be revised as set forth in Exhibit "A" attached hereto and Schedule B of the Credit Agreement is hereby amended accordingly.

2.4 Other Amendments

(a) Section 4.1(e) of the Credit Agreement is amended in full to read as follows:

"(e) an Affiliate Subordination Agreement in respect of any Intercompany Subordinated Debt;".

(b) Section 14.4(b)(i) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(i) make any Distribution except for the following permitted Distributions:

(A) any Distribution provided that the Consolidated Total Debt to EBITDA Ratio will not exceed 2.5:1.0 immediately after such Distribution and after giving effect to any Consolidated Total Debt incurred to fund, directly or indirectly, such Distribution (and, for the purposes of this clause (A), Consolidated Total Debt shall be determined immediately after such Distribution and Consolidated EBITDA shall be determined as at the end of the most recent fiscal quarter);

(B) any Distribution provided that the aggregate of such Distribution together with all other Distributions made during the most recent three fiscal quarters and the current fiscal quarter will not exceed an amount equal to (x) Consolidated EBITDA for the most recent four fiscal quarters minus (y) the aggregate capital expenditures made by the Harvest Parties during the most recent three fiscal quarters and the current fiscal quarter; and

(C) any other Distribution provided that the aggregate of all Distributions made since April 29, 2011 pursuant to this clause (C) will not exceed Cdn. $100,000,000;

provided that, notwithstanding the foregoing, no Distribution shall be made if a Default or Event of Default has occurred and is continuing or could reasonably be expected to occur as a result of the making of such Distribution;".

(c) Section 16.1(c) of the Credit Agreement is amended by deleting the heading "(c)" and shifting the wording contained therein to the outer left margin.

(d) The definition of "**Consolidated Tangible Assets**" in Schedule A is amended as follows:

(i) by replacing the phrase "the relevant Harvest Party" in the second line thereof with the words "the Borrower and its Subsidiaries"; and

(ii) by replacing the phrase "the Harvest Parties" in the third line thereof with the phrase "the Borrower".

(e) The definition of "**Credit Facility Termination Date**" is amended by replacing the phrase "April 30, 2013" in the first line thereof with the phrase "April 30, 2015".

(f) The definition of "**Distribution**" is amended in full to read as follows:

""**Distribution**" means:

(a) any payment of any cash dividend, distribution or other payment on or in respect of any Securities of a Harvest Party to a Related Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b) any redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Securities of a Harvest Party held by a Related Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c) any payment of principal, interest or other amounts, in whole or in part, of any Indebtedness of a Harvest Party for borrowed money (including any Indebtedness incurred or assumed by a Harvest Party pursuant to a capital lease or any Intercompany Subordinated Debt) to a Related Party;

(d) any loan or advance which is made by a Harvest Party to a Related Party;

(e) any other payment which is made by a Harvest Party to a Related Party;

whether made or paid in or for cash, property or both, or

(f) the transfer of any property by a Harvest Party to a Related Party for consideration of less than fair market value;

but excluding, in any event, any issuance of common shares by the Borrower to any of its shareholders.".

(g) The definition of "**Intercompany Subordinated Deb**t" is amended by replacing both references to "KNOC Korea" with the phrase "a Related Party".

(h) A new definition of "**Related Party**" is added in alphabetical order which reads as follows:

""**Related Party**" means KNOC Korea or any other Person (other than a Harvest Party) which is a shareholder of a Harvest Party or an Affiliate of such shareholder.".

(i) The definition of "**Subordinated Deb**t" is amended by replacing both references to "KNOC Korea" with the phrase "a Related Party".

2.5 New Lenders

The parties hereto hereby agree that, from and after the Effective Date, each of Barclays Bank PLC, JPMorgan Chase Bank, N.A., and Royal Bank of Scotland N.V. (Canada) Branch (collectively, the "**New Lenders**") is a Lender and each of the New Lenders hereby:

(a) agrees to assume the rights, remedies and obligations of a Lender under the Credit Agreement and other Documents and agrees that its Individual Commitment Amount under the Credit Facility (subject to any future changes in such Individual Commitment Amount pursuant to the terms of the Credit Agreement) shall be as set forth in Exhibit "A" hereto;

(b) confirms that it has received a copy of the Credit Agreement and other Documents together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to assume the obligations of a Lender under and become a party to the Credit Agreement and other Documents;

(c) agrees that it will, independently and without reliance on the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement and other Documents; and

(d) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretions under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers and discretions as are reasonably incidental thereto.

ARTICLE 3
CONDITIONS

3.1 Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

(a) the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b) the representations and warranties in Article 13 of the Credit Agreement and in each other Document shall be true, complete and correct on and with effect from the date of this Agreement; and

(c) the receipt by the Agent, for and on behalf of the Lenders, of the extension fee referred to in Section 3.2.

3.2 Fees

On the Effective Date, the Borrower shall pay to the Agent, for and on behalf of each Lender, an extension fee of 15 bps based on each Lender's Individual Commitment Amount.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general

application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc.** The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower; or

(ii) any applicable Laws.

(f) **No Default.** No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: [signature]
Name: John Zahary
Title: President & Chief Executive Officer

Per: [signature]
Name: Kyungluck Sohn
Title: Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ________________________
Name: ***Scott Fraser***
Title: ***Director***

Per: ________________________
Name: ***Chris Perks***
Title: ***Managing Director***

THE TORONTO-DOMINION BANK, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name: Carmen Angelescu
Title: Vice President & Director

Per: ______________________________
Name: Clark Terriff
Title: Managing Director

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ________________________
Name: Andrew Kellock
Title: Director

Per: ________________________
Name: Richard Lee
Title: Managing Director

HSBC BANK CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name: Vivek Varma
Title: Associate Director

Per: ______________________________
Name: Stephen Henderson
Title: Analyst

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name: Doug Ruzicki
Title: Authorized Signatory

Per: ______________________________
Name: Greg Steidl
Title: Authorized Signatory

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name: Phil Taylor
Title: Senior Vice President

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: JAMES K.G. CAMPBELL
Title: DIRECTOR

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________________
Name: DEBRA HRELJA
Title: VICE PRESIDENT

Per: ______________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: Diane Rolfe
Name: Diane Rolfe
Title: Director

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: [signature]
Name: **Brad Crilly**
Title: **Managing Director**

Per: ______________________________
Name:
Title:

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the Agreement and the amendments therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Second Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreement including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Agreement.

1496965 ALBERTA LTD.

Per: [signature]
Name: John Zahary
Title:

NORTH ATLANTIC REFINING LIMITED

Per: [signature]
Name: John Zahary
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: [signature]
Name: John Zahary
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: [signature]
Name: John Zahary
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: [signature]
Name: John Zahary
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: [signature]
Name: John Zahary
Title:

EXHIBIT "A"

COMMITMENTS

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

I. REVOLVING FACILITY

Lender	**Individual Commitment Amount (Cdn. $)**
Canadian Imperial Bank of Commerce	$ 90,000,000
The Toronto-Dominion Bank	$ 72,500,000
HSBC Bank Canada	$ 72,500,000
The Bank of Nova Scotia	$ 62,500,000
National Bank of Canada	$ 62,500,000
Bank of America, N.A., Canada Branch	$ 40,000,000
Union Bank, Canada Branch	$ 25,000,000
JPMorgan Chase Bank, N.A.	$ 25,000,000
Royal Bank of Scotland N.V. (Canada) Branch	$ 25,000,000
Barclays Bank PLC	$ 25,000,000
Aggregate Commitment Amount:	**$ 500,000,000**